FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  January 09, 2008

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet Group plc                            Embargoed until 12.30 pm (GMT) (LSE: SIG and NYSE: SIG)                                                                                                        9 January 2008

Signet APPOINTS NON-EXECUTIVE DIRECTOR

Lesley Knox (age 54) has joined Signet Group plc (“Signet”) as a non-executive director. Ms. Knox has since 2004 been Chair of Alliance Trust PLC and is also a non-executive director of HMV Group PLC and Hays PLC, positions she has held since 2002.

Lesley Knox was in 1999 Founder Director of British Linen Advisers Limited, a specialist merchant bank providing strategic advice to growth companies, where she remained until 2003. Between 1997 and 1999 she was Deputy Governor and then Governor of British Linen Bank, the Bank of Scotland subsidiary. She had between 1981 and 1997 worked in the Kleinwort Benson Group, first as a corporate financier, then between 1991 and 1996 running their institutional asset management business.

Ms. Knox was also a non-executive director of Galliform PLC between 2001 and 2007 and Glenmorangie PLC between 1999 and 2003.

Sir Malcolm Williamson, Chairman, commented: “On behalf of the Board I welcome Lesley as a non-executive director of Signet. I am confident that her broad experience will enable her to make a significant contribution to the Group.”

There are no further matters to be disclosed pursuant to paragraph 9.6 of the Listing Rules.

Enquiries:

Tim Jackson, Investor Relations Director                      +44 (0) 20 7317 9700

Tom Buchanan, Brunswick                                               +44 (0) 20 7404 5959

Signet operated 1,971 speciality retail jewellery stores at 29 December 2007; these included 1,402 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 569 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroup plc.com. See also www.kay.com , www.jared.com , www.hsamuel.co.uk and www.ernestjones.co.uk .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 09, 2008